October 2, 2019

Re:	TGS International Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 25, 2019
File No. 333-217451

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

On behalf of TGS International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 27, 2019 with respect to the Form 10-K/A for the fiscal year ended December 31, 2018 (“10-K”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form 10-K/A (the “Revised 10-K”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Item 1. Business, page 8

1.

We note your response to comment one and we reissue the comment. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to Instruction 3 to Paragraph (b) (5) of Industry Guide 7. In this regard we note your disclosure of inferred resources and tonnages calculated under Soviet standards on pages 8, 9, and 10 of your amended filing. Please revise to remove these materials until you have defined a mineral reserve.

In response to the Staff’s comment, the 10-K/A has been revised. Please refer to pages 8, 9 and 10 of the Revised 10-K.

2.

Additionally we note that you now classify tonnages of materials on page 5 as probable fluorite reserves based on a pre-feasibility study. Reserves should be supported by a comprehensive final feasibility study supporting the legal, technical, and economic feasibility of the materials designated as mineral reserves. Please revise to remove the probable mineral reserves that are based on a pre-feasibility study or provide additional information supporting the materials designated as probable reserves. This information includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures

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•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses
•	Copies of any marketing studies or contracts
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

In response to the Staff’s comment, the 10-K/A has been revised. Please refer to page 5 of the Revised 10-K.

3.	We note your response to comment 2 and we reissue the comment. As a company with no mineral reserves you must be in the exploration stage. Please revise to refer to your company as an exploration stage company.

In response to the Staff’s comment, the 10-K/A has been revised. Please refer to pages 5, 11, 13 and 22 of the Revised 10-K.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick

Lawrence S. Venick

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